UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

THE WILLIAMS COMPANIES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

969457100

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Eric W. Mandelblatt

Soroban Capital Partners LLC

444 Madison Avenue, 21st Floor

New York, New York 10022

(212) 314-1300

COPIES TO:

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP No. 969457100	Page 2 of 11 Pages

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 28,660,960*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,660,960*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,096,361*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.74*†%
14	Type of Reporting Person (See Instructions) PN; IA

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 21,313,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 67,409,960 share equivalents representing 9.86% of the outstanding shares.

CUSIP No. 969457100	Page 3 of 11 Pages

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 28,660,960*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,660,960*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,096,361*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.74*†%
14	Type of Reporting Person (See Instructions) IN; HC

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 21,313,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 67,409,960 share equivalents representing 9.86% of the outstanding shares.

CUSIP No. 969457100	Page 4 of 11 Pages

1	Names of Reporting Persons SOROBAN MASTER FUND LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,435,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,435,401*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,096,361*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.74*†%
14	Type of Reporting Person (See Instructions) PN

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 21,313,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 67,409,960 share equivalents representing 9.86% of the outstanding shares.

CUSIP No. 969457100	Page 5 of 11 Pages

1	Names of Reporting Persons SOROBAN CAPITAL PARTNERS LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,435,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,435,401*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,096,361*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.74*†%
14	Type of Reporting Person (See Instructions) OO, IA

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 21,313,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 67,409,960 share equivalents representing 9.86% of the outstanding shares.

CUSIP No. 969457100	Page 6 of 11 Pages

1	Names of Reporting Persons ERIC W. MANDELBLATT
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,435,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,435,401*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,096,361*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.74*†%
14	Type of Reporting Person (See Instructions) HC, IN

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 21,313,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 67,409,960 share equivalents representing 9.86% of the outstanding shares.

CUSIP No. 969457100	Page 7 of 11 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Corvex Management LP, Keith Meister, Soroban Master Fund LP, Soroban Capital Partners LLC, and Eric W. Mandelblatt with the United States Securities and Exchange Commission on December 16, 2013 (the “Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of The Williams Companies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares as follows:

(a) Corvex used working capital of the Corvex Funds to purchase the 13,603,266 Shares reported herein and to acquire the physically-settled call options referenced in Item 6, each as beneficially owned by the Corvex Persons. The total purchase price for such 13,603,266 Shares was approximately $472,021,644 and the purchase price to acquire such physically-settled call options was $205,106,116.

(b) SMF Fund used its working capital to purchase the 17,435,401 Shares reported herein, which are beneficially owned by the Soroban Persons. The total purchase price for such 17,435,401 Shares was approximately $582,126,354.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP No. 969457100	Page 8 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 13,603,266 Shares and 15,057,694 Shares underlying the call options referenced in Item 6, which collectively represent approximately 4.19% of the Issuer’s outstanding Shares (assuming exercise of the options referenced above). While the Shares underlying such options have been included as beneficially owned by the Corvex Persons for this Schedule 13D, such options may not be exercised prior to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Corvex may be deemed to have sole power to vote and sole power to dispose of 28,660,960 Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The Soroban Persons may be deemed to be the beneficial owner of 17,435,401 Shares, which represent approximately 2.55% of the Issuer’s outstanding Shares. Each of the Soroban Persons may be deemed to have shared power to vote and dispose of such Shares.

The aggregate Shares reported as beneficially owned by the Corvex Persons and the Soroban Persons is 31,038,667 Shares and 15,057,694 Shares underlying the physically-settled call options referenced in Item 6, which collectively represent approximately 6.74% of the Issuer’s outstanding Shares. The aggregate beneficial and economic ownership interest held by the Reporting Persons (including the instruments referred to in Item 6) represents 67,409,960 Shares and Share equivalents, or approximately 9.86% of the outstanding Shares.

The percentages calculated in the immediately foregoing paragraph and in the paragraphs above are calculated based on a total of 683,428,418 Shares outstanding as of October 28, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 31, 2013.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D except to the extent expressly noted herein.

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

CUSIP No. 969457100	Page 9 of 11 Pages

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of (or investors in) each of the private investment funds for which SCP LLC or its affiliates acts as general partner, managing member and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests, limited liability company interests or investment percentages in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Corvex purchased in the over the counter market American-style physically-settled call options referencing an aggregate of 12,004,194 Shares at an exercise price of $25.00 per Share, all of which expire on January 30, 2015.

Corvex sold in the open market American-style listed physically-settled call options referencing 2,000,000 Shares at an exercise price of $45.00 per Share, all of which expire on January 18, 2014.

CUSIP No. 969457100	Page 10 of 11 Pages

Corvex sold in the over the counter market European-style physically-settled put options referencing an aggregate of 12,004,194 Shares at an exercise price of $25.00 per Share, which expire on January 30, 2015 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

SMF Fund sold in the over-the-counter market European-style cash-settled call options referencing an aggregate of 2,900,000 Shares that do not give SMF Fund direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not permit SMF Fund to exercise such cash-settled call options and receive Shares of the Issuer.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

CUSIP No. 969457100	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 13, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: January 13, 2014	KEITH MEISTER

	By:	/s/ Keith Meister

Date: January 13, 2014	SOROBAN MASTER FUND LP

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Authorized Signatory of its Investment Manager

Date: January 13, 2014	SOROBAN CAPITAL PARTNERS LLC

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: January 13, 2014	ERIC W. MANDELBLATT

	By:	/s/ Eric W. Mandelblatt